

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

James A. Ajello
Chief Financial Officer
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204

  Re: Portland General Electric Company
    Form 10-K for Fiscal Year Ended December 31, 2020
    File No. 001-05532-99

Dear Mr. Ajello:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation